EXHIBIT 23.3

September 19, 2005

Contango Oil & Gas Company

3700 Buffalo Speedway, Suite 960

Houston, Texas 77098

Re:	Contango Oil & Gas Company, Registration Statement on Form S-3/A

Gentlemen:

The firm of W.D. Von Gonten & Co. consents to the use of its name and to the incorporation by reference in this Registration Statement of its report regarding Contango Oil & Gas Company’s Proved Reserves and Future Net Revenue as of July 1, 2005 which is used in Contango’s Report on Form 10-K for the year ended June 30, 2005.

W.D. Von Gonten & Co. has no interests in Contango Oil & Gas Company or in any affiliated companies or subsidiaries and is not to receive any such interest as payment for such reports and has no director, officer, or employee otherwise connected with Contango Oil & Gas Company. Contango Oil & Gas Company does not employ us on a contingent basis.

Yours truly,

W.D. VON GONTEN & CO.

/s/ William D. Von Gonten, Jr.
By: William D. Von Gonten, Jr. Tx #73244 Its: President